   As filed with the Securities and Exchange Commission on February 3, 1997
                                                 Registration No. 333-18575


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                              __________________________

                                    AMENDMENT NO. 1
                                          TO
                                       FORM S-4
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                              __________________________

                         CHILDREN'S BROADCASTING CORPORATION

                (Exact name of registrant as specified in its charter)

          MINNESOTA                          5961                      41-1663712
(State or other Jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)   Identification Number)

                                724 FIRST STREET NORTH
                            MINNEAPOLIS, MINNESOTA  55401
                                    (612) 338-3300
  (Address and telephone number, including area code, of registrant's principal executive offices)

              JAMES G. GILBERTSON, CHIEF OPERATING OFFICER AND TREASURER
                         CHILDREN'S BROADCASTING CORPORATION
                                724 FIRST STREET NORTH
                            MINNEAPOLIS, MINNESOTA  55401
                                    (612) 338-3300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            COPIES TO:
    AVRON L. GORDON, ESQ.                      LANCE W. RILEY, ESQ.
   BRETT D. ANDERSON, ESQ.              CHILDREN'S BROADCASTING CORPORATION
    BRIGGS AND MORGAN, P.A.                   724 FIRST STREET NORTH
       2400 IDS CENTER                   MINNEAPOLIS, MINNESOTA  55401
 MINNEAPOLIS, MINNESOTA 55402                   (612) 330-9521
       (612) 334-8400
                                  _______________

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
        FROM TIME TO TIME AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                  _______________

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /



                                   ________________

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    The shares of Common Stock and Promissory Notes registered hereby may be offered for resale by persons who receive such shares or such notes from the Registrant in acquisitions or upon issuance of warrants, options, and other similar securities issued by the Registrant in acquisitions.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                    SUBJECT TO COMPLETION, DATED FEBRUARY 3, 1997

                                      PROSPECTUS

                         CHILDREN'S BROADCASTING CORPORATION
                            5,000,000 SHARES COMMON STOCK
                             $5,000,000 PROMISSORY NOTES


    This Prospectus relates to 5,000,000 shares of Common Stock (the "Shares"), par value $.02 per share (the "Common Stock"), of Children's Broadcasting Corporation (the "Company") and $5,000,000 of Promissory Notes of the Company (the "Debt Securities") that may be offered for sale and issued by the Company from time to time, together or separately, in connection with future acquisitions of the assets or securities of other businesses or properties in amounts, at prices and on terms to be determined at the time of offering. The Shares and the Debt Securities are collectively referred to herein as the "Securities." The Company may also issue Shares upon exercise of warrants, options or other similar instruments issued by the Company from time to time in connection with such acquisitions. No period of time has been fixed within which the Securities may be offered or sold. See "Prospectus Summary -- Purpose of Offering." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AAHS." On January 29, 1997, the average of the high and low prices of the Common Stock on the Nasdaq National Market System was $5.375 per share. Current market quotations are listed in The Wall Street Journal and many other newspapers of general circulation.


    It is contemplated that the terms of acquisitions will be determined by direct negotiations between the Company and the owners of the businesses or properties to be acquired, with the Company taking into account the quality of management, the past and potential earning power and growth of the businesses or properties to be acquired, the market value of the Company's securities and other relevant factors. The specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement or Post-Effective Amendment, including, where applicable, (i) in the case of Shares, the number of Shares and the terms of offering thereof and (ii) in the case of Debt Securities, the title, aggregate principal amount, denominations, maturity, any interest rate (which may be fixed or variable) and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and any other terms in connection with the offering and sale of the Debt Securities, as well as the initial public offering price. The Company's management anticipates that the terms of acquisitions involving the issuance of Securities will be determined by direct negotiations with the owners or controlling persons of the businesses being acquired and that any Shares issued in the acquisitions will be valued at prices reasonably related to quoted market prices for the Common Stock reported as of one or more times during the period beginning on the date the terms of the acquisitions are agreed upon and ending on the date the Shares are issued and delivered. No underwriting discounts or commissions will be paid, although finders' fees may be paid from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus may not be used in connection with public reoffers and resales by persons who will receive Securities covered by this Prospectus and who may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act prior to the amendment or supplementation of this Prospectus, if required, to name such persons as selling shareholders and to provide other information. Otherwise, any person deemed to be an underwriter may publicly resell or reoffer such Securities only: (i) by means of a separate Registration Statement filed with the Securities and Exchange Commission (the "Commission"), (ii) pursuant to an exemption from registration under the Securities Act, or (iii) pursuant to Rule 145(d) promulgated by the Commission under the Securities Act, which Rule sets forth the conditions under which such a person will not be deemed to be an underwriter of such public resales or reoffers. Any profits realized by persons who may be deemed to be underwriters may be deemed to be underwriting compensation.


    The Company is subject to a variety of federal and state communications statutes, regulations and guidelines, many of which materially affect or have the potential to materially affect the Company's business and financial condition, including but not limited to restricting its ability to engage in certain acquisitions of the assets or securities of other broadcasting businesses. See "Risk Factors -- FCC Regulation."

    THE SECURITIES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT OR POST-EFFECTIVE AMENDMENT.

                                   ________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ________________

                  THE DATE OF THIS PROSPECTUS IS ____________, 1997.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED SUCH DOCUMENTS (EXCLUDING CERTAIN EXHIBITS) UPON REQUEST DIRECTED TO THE CHIEF FINANCIAL OFFICER, CHILDREN'S BROADCASTING CORPORATION, 724 FIRST STREET NORTH, MINNEAPOLIS, MINNESOTA 55401, TELEPHONE (612) 338-3300. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE RECEIVED BY THE COMPANY AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE BY WHICH THE FINAL INVESTMENT DECISION IS TO BE MADE.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company's Common Stock is quoted on the NASDAQ National Market System. Reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company (File No. 0-21534) with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, filed on March 28, 1996.

    (b) The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, filed on May 3, 1996, August 12, 1996 and November 13, 1996, respectively, and amended by Form 10-QSB/A for the fiscal quarter ended June 30, 1996, filed on October 17, 1996.

    (c) The Company's Current Report on Form 8-K filed on January 16, 1996, relating to the bridge loans from Special Situations Fund III, L.P. and Special Situations Cayman Fund, L.P.


    (d) The Company's Current Report on Form 8-K filed on June 18, 1996, relating to acquisition of the assets of Radio Station WCAR-AM.




    (e) The Company's Current Report on Form 8-K filed on June 19, 1996, relating to acquisition of Radio Elizabeth, Inc.

    (f) The Company's Current Report on Form 8-K/A filed on June 21, 1996, relating to acquisition of the assets of Radio Station WCAR-AM.


    (g) The Company's Current Report on Form 8-K/A filed on June 21, 1996, relating to acquisition of Radio Elizabeth, Inc.


    (h) The Company's Current Report on Form 8-K filed on July 3, 1996, relating to changes in the Company's certifying accountant.


    (i) The Company's Current Report on Form 8-K filed on July 8, 1996, relating to the safe harbor for forward-looking statements.


    (j) The Company's Current Report on Form 8-K filed on July 30, 1996, relating to the termination by ABC Radio Networks, Inc. of its joint operations agreement with the Company.


    (k) The Company's Current Report on Form 8-K filed on July 31, 1996, relating to the Company's engagement of Southcoast Capital Corporation.


    (l) The Company's Definitive Schedule 14A (Proxy Statement) filed on August 22, 1996, relating to the Company's Annual Meeting of Shareholders held on September 30, 1996.


    (m) The Company's Current Report on Form 8-K filed on October 3, 1996, relating to the Company filing a lawsuit in United States District Court for the District of Minnesota against The Walt Disney Company and ABC Radio Networks, Inc.


    (n) The Company's Current Report on Form 8-K filed on October 17, 1996, relating to the Company filing Form 10-QSB/A regarding the write-off of a deferred warrant expense resulting from the termination by ABC Radio Networks, Inc. of its joint operations agreement with the Company.


    (o) The Company's Current Report on Form 8-K/A filed on November 12, 1996, relating to acquisition of Radio Elizabeth, Inc.


    (p) The Company's Current Report on Form 8-K filed on November 12, 1996, relating to the Company signing a commitment letter for a $15,000,000 loan from Foothill Capital Corporation.


    (q) The Company's Current Report on Form 8-K filed on December 20, 1996, relating to the Company closing on a $16,500,000 loan from Foothill Capital Corporation.


    (r) The Company's Current Report on Form 8-K/A filed on January 31, 1997, relating to acquisition of the assets of Radio Station WCAR-AM.


    (s) The Company's Current Report on Form 8-K/A filed on January 31, 1997, relating to acquisition of Radio Elizabeth, Inc.


    (t) The Company's Current Report on Form 8-K filed on February 3, 1997, relating to the Company acquiring an AM radio broadcast license and certain other broadcasting equipment in the Chicago metropolitan area.

    This Prospectus is accompanied by a copy of the Registrant's latest Form 10-KSB and a copy of the Registrant's latest Form 10-QSB. Further, the Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the other foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company at 724 First Street North, Minneapolis, Minnesota 55401, Attention: Chief Financial Officer. Telephone requests may be directed to the office of the Chief Financial Officer of the Company at (612) 338-3300.

                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A ONE-FOR-TWO REVERSE STOCK SPLIT WITH RESPECT TO THE COMMON STOCK EFFECTED ON JANUARY 23, 1996.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED THAT THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THE PROSPECTUS.

                                     THE COMPANY

    Children's Broadcasting Corporation is a full-time national broadcaster of children's radio programming in the United States. The Company develops, produces and distributes programming that is entertaining and informative, and directed to the interests and radio listening patterns of pre-teenage children and their families. The Company's Radio AAHS-Registered Trademark-format provides 24-hour programming featuring music, stories, call-in segments, quizzes and current events features. The programming varies by time of day in order to attract that component of its prospective audience most likely to be listening. The programming originates at the Company's flagship station, WWTC-AM in Minneapolis, Minnesota, and is distributed via satellite to a network of radio stations around the country.


    Since the inception of the Company, the primary sources of the Company's Revenue has been from the sale of local advertising and air time and network revenue, primarily on Company-owned stations which do not broadcast the Radio AAMS format. These stations, which broadcast primarily non-Radio AAHS programming in the Houston, Kansas City, Milwaukee and Minneapolis markets, were acquired by the Company in 1994. See "Risk Factors -- Development of National Radio Network."


    The Company's growth strategy includes the acquisition of AM radio broadcast licenses ("RBLs") in the top 15 markets, thereby securing the network's presence and continuity in those key markets. Pursuant to that strategy, the Company has acquired RBLs which serve the New York City, Los Angeles, Dallas, Detroit and Philadelphia markets, and has entered into a purchase agreement to acquire the RBL and certain other assets of radio station WAUR-AM in the Chicago market. During the nine months ended September 30, 1996, the Company has acquired RBLs covering the New York City, Detroit and Philadelphia markets. Assuming completion of the pending acquisition of the RBL and certain other assets of radio station WAUR-AM, the Company will distribute its programming to markets representing approximately 40% of the United States' population and will have a presence in the top four markets and seven of the top ten markets in the United States.

    On July 26, 1996, the Company engaged Southcoast Capital Corporation ("Southcoast") to explore strategic alternatives to enhance shareholder value. Southcoast has and continues to hold discussions with various potential strategic partners with a view toward entering into a joint venture, sale or merger. There can be no assurance that the Company will be successful in completing any transaction with a prospective strategic partner.

    The Company was incorporated under the Minnesota Business Corporation Act on February 7, 1990. All references to the Company herein include its subsidiaries, unless otherwise noted. The Company's executive office is located at 724 First Street North, Minneapolis, Minnesota 55401, and its telephone number is (612) 338-3300.
-------------------
*Radio AAHS-Registered Trademark-is the registered Trademark of Children's
 Broadcasting Corporation.

                                  BROADCAST STRATEGY

    The Company seeks to attract listeners and advertisers to the Radio AAHS programming format by continually refining its content and expanding the distribution network. Elements of this strategy include (i) attracting a loyal listenership by maintaining high quality, distinctive programming directed to its target audience, (ii) reinforcing this loyalty by creating a brand identity through the creation of characters which are integrated into its programming, (iii) delivering this listenership base to national advertisers by expanding its radio network to obtain U.S. population coverage, and (iv) making opportunistic acquisitions of RBLs of radio stations in key markets.

    The Company derives its revenue primarily from the sale of local and network time to advertisers. The Company believes that as its coverage of the U.S. continues to expand, it will be able to sell national advertising time in greater quantities and at significantly higher rates with no significant additional operating costs. To a large extent, the Company is already incurring the production, operating and administrative costs necessary to broadcast the network to the entire U.S. Incremental costs as the network continues to expand are expected to be minimal, excluding the costs of any station acquisitions or local marketing agreements ("LMAs") which the Company may complete or enter into.

    Radio AAHS is a music-driven format which was developed and is produced for pre-teens. In addition to this primary target market, the format has also been strategically designed to appeal to parents and care givers. This is accomplished through a blend of music, stories, call-in segments, interactive quiz features, interviews and current events. Approximately two-thirds of Radio AAHS programming consists of music which is a combination of children's music and a mix of popular, classical, folk, jazz and other genres of music, including adult-tested current hits and "oldies" which have also tested well with kids. Conversely, kids' music is also tested with adults. Research conducted by the Company, including focus groups and analysis of listener feedback, has shown that having music as the core element of its programming is the best way to attract and retain its target audience. The Company develops and continually conducts focus groups and written and telephonic surveys in order to enhance its understanding of its target audience and ensure that its programming is meeting the demands of both kids and their parents. Management believes that non-musical programming is appealing as well and contributes to the "personality" of the format and to its differentiation from competing formats.

    Prior to the Company's development of the Radio AAHS format, there were not any full-time radio formats which targeted the pre-teen market. It is estimated that over $1.0 billion in advertising dollars is directed toward children annually, yet only a small percentage of these advertising dollars are currently spent on radio. The Company believes that advertisers trying to reach children have not utilized radio due to the lack of children's programming on the radio. By providing quality programming which is appealing to both pre-teens and their parents and by pursuing vigorous sales and marketing efforts, the Company believes it will be able to attract an increasing portion of the annual advertising dollars aimed at this previously underserved market segment.

    The Company believes that developing a well-recognized brand identity will enhance its network's visibility and create opportunities for the Company to expand beyond the scope of its broadcast operations. The Company has created characters within its programming, including AAHSIETM, the Company's animated mascot, which it has integrated into is merchandising and Internet enterprise. The characters play roles within the programming and also interact with listeners through telephone call-ins. The Company has developed and intends to continue to develop strategic relationships to assist it in its brand development efforts, and to allow the Company to exploit business opportunities without detracting from management's focus upon the Company's core business. Pursuant to this strategy, the Company recently entered into three year agreements with NetRadio Network, Inc. ("NetRadio") and Precision Tapes, Inc. which will expand the Company's interactive Internet presence and give Radio AAHS programming Internet distribution worldwide. The

Company distributes the full 24-hour Radio AAHS format over the Internet pursuant to an agreement with NetRadio. The Web site at which this format can be heard is www.netradioaahs.net.


    In November 1995, the Company entered into a joint operations agreement (the "Operations Agreement") with ABC Radio Networks, Inc. ("ABC") pursuant to which ABC's affiliate development and national advertising sales staffs would augment the Company's efforts to market the Radio AAHS format to broadcasters and advertisers. Subsequent to the operations agreement, ABC's parent, Cap Cities/ABC was acquired by the Walt Disney Company ("Disney"). The parties operated under the Operations Agreement until July 25, 1996, when ABC notified the Company that ABC would terminate such agreement effective October 24, 1996. On September 26, 1996, the Company filed a lawsuit in the United States District Court for the District of Minnesota against Disney and ABC for injunctive relief and to recover damages for their alleged attempts to misappropriate the Company's confidential information and trade secrets acquired through their strategic relationship with the Company in order to unfairly compete with the Company in the children's radio market. On November 18, 1996, ABC and Disney commenced broadcast of "Radio Disney," a competing format directed toward children age 12 and under in four markets across the country. See "Risk Factors -- Disney/ABC Litigation."

                                   RECENT FINANCING

    The Company entered into an agreement (the "Credit Agreement") with Foothill Capital Corporation ("Foothill") to address the Company's working capital requirements through the creation of three credit facilities (the "Facilities") on November 25, 1996. The Credit Agreement provides the Company with working capital through (a) a $11,500,000 senior secured term loan (the "Term Loan") collateralized by the assets of the Company, payable over four years, (b) a $1,000,000 senior secured reducing/revolving line of credit (the "Revolving Loan") secured by the Company's accounts receivable, and (c) a $4,000,000 acquisition facility (the "Acquisition Loan") secured by future assets acquired by the Company. The Facilities mature on November 26, 2000. The Company's indebtedness under the Facilities is secured by a first priority lien on substantially all the assets of the Company and its subsidiaries, by a pledge of its subsidiaries' stock and by a guarantee of its subsidiaries. Additionally, the Company granted Foothill a warrant to purchase 50,000 shares of the Company's Common Stock. The Company was required to pay various service and commitment fees as are standard within the industry. Approximately $4,000,000 of the loan proceeds were held back by Foothill pending performance by the Company of certain post-closing conditions, which the Company anticipates satisfying in the first quarter of 1997.


    Funds available from the Term Loan may be used for working capital needs and acquisitions, including the purchase of the RBL and certain other assets of WAUR-AM in the Chicago market. The Revolving Loan may be used for working capital needs and for acquisitions. Advances are not to exceed 80% of eligible accounts receivable less reserves determined by Foothill as determined by material adverse changes. The Term Loan is to be repaid monthly in 42 installments of principal in the amount of 1/54 of the term loan amount beginning in month seven of the Credit Agreement. The Acquisition Loan is to be repaid monthly based upon a five-year amortization schedule, commencing on the first month following funding. Interest rates under the Facilities are payable at the prime rate plus 2.75%. The Credit Agreement contains a number of financial covenants which, among other things, require the Company to maintain specified financial ratios and impose certain limitations on the Company with respect to the amount of funding available for each acquisition under the Acquisition Loan.


    As of January 29, 1997, approximately $7,900,000 was borrowed pursuant to the Credit Agreement. These proceeds have been used as follows: $1,700,000 in connection with the acquisition of an RBL in the Chicago market, $2,600,000 to retire preferred stock, $1,000,000 to retire debt, $250,000 for capital expenditures, $400,000 related to loan costs, $100,000 to repay miscellaneous interest and principal, and approximately $1,850,000 for working capital and cash reserves. Foothill, a subsidiary of Norwest Corporation, is a provider of asset based financing to middle market companies for growth/expansion, refinancings/recapitalizations, turnarounds, debtor-in-possession financings, and leveraged acquisitions. In its over 25 years of service, Foothill has completed financings for many innovative, "non-traditional," secured lending transactions, and offers loans ranging from $5,000,000 to $200,000,000.

                                 PURPOSE OF OFFERING


    The 5,000,000 shares of Common Stock, par value $.02 per share, of the Company and the $5,000,000 of Promissory Notes of the Company covered by this Prospectus may be offered and issued in connection with future acquisitions of other businesses or properties, including the RBLs of other radio
stations.   The Company reasonably expects that it will offer and sell the
Securities covered by this Prospectus within two years from the initial effective date of the Registration Statement of which this Prospectus is a part. The consideration offered by the Company in such acquisitions, in addition to the Securities offered by this Prospectus, may include cash, debt or other securities, guarantees or assumptions by the Company of liabilities of the business being acquired, or a combination thereof. In connection with acquisitions, the Company may enter into contracts that provide for future payments and non-competition agreements with former owners and key executive personnel of companies to be acquired. The Company has not received and does not expect to receive any cash proceeds (other than working capital of acquired companies) in connection with any such issuances.

    It is contemplated that the terms of acquisitions will be determined by direct negotiations between the Company and the owners of the businesses or properties to be acquired, with the Company taking into account the quality of management, the past and potential earning power and growth of the businesses or properties to be acquired, the market value of the Company's securities and other relevant factors. It is anticipated that shares of Common Stock issued in acquisitions will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the Shares. The number of Securities issued or delivered in connection with such acquisitions will also be negotiated by the parties.

    It is not expected that underwriting discounts or commissions will be paid by the Company except that finder's fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act.

                                   USE OF PROCEEDS

    This Prospectus relates to Securities that the Company may issue from time to time in connection with proposed acquisitions by the Company or one or more of its subsidiaries. The Company will receive no proceeds from this Offering other than the value of the assets and securities acquired by the Company in the proposed acquisitions.

                                     RISK FACTORS



    AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

    WHEN USED BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "BELIEVES," "ANTICIPATES" AND "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF THE COMPANY'S SECURITIES ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.


    ACQUISITIONS. One of the Company's strategies used to expand its national network of radio stations broadcasting Radio AAHS is to acquire RBLs in key markets. To date, the Company has acquired 12 RBLs through the acquisition of securities or assets of radio stations and intends to continue to acquire RBLs in the future. Unless the acquisition is of an existing affiliate, the Company will generally convert an acquired station to the Radio AAHS format. Although the Company believes it has identified a number of potential acquisitions, there can be no assurance that the Company will be successful in acquiring additional RBLs. The Company expects to face competition in acquiring additional RBLs as it seeks to build its national radio network. In the event the Company is unable to continue to acquire RBLs, the Company may not achieve market penetration levels required by major advertisers and the Company's ability to attract national advertising and maximize the rates charged for advertising and air time could be materially adversely affected. See "-- Development of National Radio Network."


    COMPANY DEVELOPMENT; HISTORY OF OPERATING LOSSES. The Company is continuing to develop its radio network and is generally subject to the risks attendant to a new or emerging business venture. The Company has incurred net losses since its inception in 1990 and has not generated positive cash flow sufficient to fund its ongoing operations. For the three years ended December 31, 1993, 1994, 1995 and the nine months ended September 30, 1996, the Company incurred net losses of $3,247,000, $4,519,000, $6,108,000 and $6,682,000, respectively, and continued to incur losses from operations through the remainder of 1996. The Company expects to continue to incur operating losses for 1997 and that it will continue to experience negative cash flow from operations. The Company has not generated positive cash flow from operations and has had frequent working capital shortages. Working capital requirements have been met by short-term borrowings from investors, including affiliates of the Company, and from the proceeds of public offerings of the Company's Common Stock, and by the Facilities. The Company continues to seek other sources of financing for its working capital needs and for acquisitions. If the Company should be unable to obtain working capital when required, its operations and prospects would be materially and adversely affected. In connection with its audit report on the Company's financial statements as of and for the year ended December 31, 1995, Ernst & Young LLP, the Company's independent auditors as of such date, expressed substantial doubt about the Company's ability to continue as a going concern without obtaining additional capital. See "Prospectus Summary -- Recent Financing."


    Since inception, the Company has experienced substantial net losses as a
result of its efforts to develop its national radio network.   As of
September 30, 1996, the Company had an accumulated deficit of $22,900,000 and has used approximately $15,900,000 of cash to fund its losses. The difference at September 30, 1996 between accumulated deficit and cumulative net cash used in operations since inception was primarily attributable to $3,400,000 of depreciation and amortization, $1,600,000 of accrued interest, and $1,700,000 due to the write-off of deferred warrant expense.



    The Company recently raised a total of $12,500,000 through its Credit Agreement with Foothill to meet the cash needs of the Company throughout 1997. Additionally, as a part of the Credit Agreement the Company expects to borrow an additional $4,000,000 to acquire future assets. The Company believes this agreement will meet the working capital needs of the Company and provide adequate resources for acquisitions in 1997. Beyond 1997, the Company's ability to obtain Funding to meet its future capital requirements will depend upon a number of factors including, but not limited to, (i) the ability of the Company to generate cash flow from operations, (ii) the acceptance of the Company's children's radio format, (iii) the relative profitability of the format on a local and national basis and (iv) the general availability of debt and equity financing to the Company. The Company continues to seek additional sources for its working capital and long-term capital requirements, including debt and equity financing and strategic partnership activities.



    SUBSTANTIAL LEVERAGE; ADDITIONAL FINANCING REQUIREMENTS. As of December 31, 1996, the Company's consolidated indebtedness approximated 14% of the sum of its shareholders' equity and consolidated indebtedness, assuming performance by the Company of certain post-closing conditions resulting in full funding under the Facilities. Based on current interest rates, the debt service obligations associated with the $16,500,000 Credit Agreement with Foothill necessitate payments of principal and interest of approximately $3,300,000 per year. Further, substantially all assets of the Company serve to secure this loan. This degree of leverage increases the Company's vulnerability to adverse general economic and broadcasting industry conditions and to increased competitive pressures, including pressure from better capitalized competitors. Issuance of additional debt, including the Debt Securities, would increase this degree of leverage and, therefore, could exacerbate the Company's vulnerability to such market conditions. In the event that the Company should default on its obligations under the Credit Agreement, all or substantially all of its assets would be at risk. There can be no assurance that the Company will be able to repay or refinance such indebtedness when due, or that the Company would be able to sell all or any portion of its assets or raise additional capital to make required payments on maturing indebtedness. An inability to make payments when due or to comply with covenants and restrictions associated with such indebtedness could give Foothill the right to foreclose on properties securing payment obligations, which would have a material adverse effect upon the Company. Further, approximately $4,000,000 of the loan proceeds were held back by Foothill pending performance by the Company of certain post-closing covenants. Part of the Company's strategy for development and expansion of its network includes acquiring

RBLs and/or operating radio properties in key U.S. markets. It is the Company's desire to purchase RBLs in each of the top 15 markets; however, there can be no assurance that the Company will be able to complete suitable acquisitions on terms favorable or acceptable to the Company. In the event the Company purchases additional RBLs, the limitations on the Credit Agreement may require the Company to seek additional financing for acquisitions and to fund future operations. There can be no assurance that such additional financing will be available to the Company when required, or if available, that it would be on terms acceptable or favorable to the Company. Additional financing could require the sale of equity securities, which could result in significant dilution to the Company's shareholders.

    DEVELOPMENT OF NATIONAL RADIO NETWORK. Since late 1992, the Company has been developing a network of affiliated and owned or operated radio stations to carry its satellite-transmitted programming to domestic radio markets.
The Company's affiliation agreements have terms varying from one to three years. There can be no assurance that the Company will be able to retain existing affiliates or attract additional affiliates. Since the inception of the network a total of 10 former affiliate stations have discontinued their affiliation. In cases where the Company deems it appropriate, the Company intends to seek alternate affiliates by entering into affiliation agreements or LMAs, through which third-party owned stations broker broadcast time to the Company, or by acquiring stations in key markets. In addition, the Company could encounter substantial delays, expenses or other unforeseen difficulties in establishing its network. The Company also risks the potential loss of strategic alliances which it has developed in connection with its strategy to develop the Company's brand, to assist in growth of the Company's network and to pursue ancillary business opportunities. Furthermore, the signal of the Company's affiliates and of its owned and operated stations may not cover households in certain portions of the markets in which such stations broadcast. In addition, the Company's management has limited experience in the development or operation of a national radio network.


    The success and viability of the Company's network will depend upon its ability to generate substantial revenue from network advertisers. For the year ended December 31, 1995 and for the nine months ended September 30, 1996, the Company's network, generated $1,059,000 and $1,034,000 in revenue, respectively. Since the inception of the Company, the primary sources of the Company's revenue have been from the sale of local advertising and air time and network revenue, primarily on Company-owned stations which do not broadcast the Radio AAHS format. Although the Company expects this trend to continue, it believes that the percentage of Radio AAHS revenue compared to total revenue will increase in 1997. The percentage of non-Radio AAHS revenue has consistently decreased from approximately 42% at December 31, 1993 to approximately 39% at September 30, 1996. The Company expects this trend to continue due to increased network revenue and an increase in the number of owned and operated stations selling Radio AAHS advertising time. For the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, approximately 45%, 51%, 42% and 39% respectively, of the Company's revenue was derived from its radio stations which do not carry the Radio AAHS format: KTEK-AM, Houston, Texas, KCNW-AM, Kansas City, Kansas, WZER-AM, Milwaukee, Wisconsin and KYCR-AM, Minneapolis, Minnesota. For each of the years in the three year period ended December 31, 1995 and for the nine months ended September 30, 1996, the Company derived approximately 13%, 16%, 13% and 12% respectively, of its revenue from KTEK-AM; approximately 10%, 11%, 9% and 9% respectively, of its revenue from KCNW-AM; approximately 11%, 12% 11% and 9% respectively, of its revenue from WZER-AM; and approximately 11%, 12%, 9% and 9% respectively, of its revenue from KYCR-AM. If the Company converts any of these stations to the Radio AAHS format, its revenue may be negatively affected until a new advertising base is developed for the Radio AAHS format in those markets. No assurance can be given that the Company will be able to acquire additional stations in major markets or to increase the number of network affiliates to a level which would enable it to increase network advertising, even if desired additional acquisitions are made or affiliate relationships are created, or that the Company will be able to generate sufficient advertising revenue to operate profitably in the future.



    One of the Company's primary methods of expansion has been to acquire RBLs through the acquisition of assets of broadcasters in such major markets as New York City, Los Angeles, Dallas, Detroit and Philadelphia. The Company's expansion strategy, which includes the pending acquisition of an RBL in the Chicago market, is to acquire additional RBLs which would enable it to broadcast in each of the top 15 United States markets. Such strategy is designed to achieve market penetration levels required by major advertisers who may be reluctant or unwilling to purchase advertising time until the Company's geographic penetration is extended. The Company believes additional market penetration, in turn, improves the Company's ability to maximize the rates charged for advertising and air time.


    ACCEPTANCE OF RADIO FORMAT. The Company produces and distributes a 24-hour children's radio format. There can be no assurance that the Company's programming will gain acceptance by listeners and advertisers. In addition, the Company's primary target audience is not rated by a recognized rating service. Such ratings are generally used by potential advertisers in making advertising decisions. The Company is working with research companies to attempt to develop such ratings for the pre-teen market. However, there can be no assurance that such ratings can be developed or that the Company will be able to attract additional national advertisers.


    RISKS RELATED TO ACQUISITION OF RADIO ELIZABETH. On June 4, 1996, the Company acquired all of the issued and outstanding stock of Radio Elizabeth, Inc. ("REI"), which holds an FCC license for WJDM-AM

Radio Station licensed to Elizabeth, New Jersey on the 1530 kHz frequency. REI, in addition to its license for operation on 1530 kHz, presently has issued to it a special temporary authorization ("STA") for operation on 1660 kHz at 10 kw power, which provides coverage of a significant portion of the New York City market. WJDM has been broadcasting the Company's Radio AAHS programming in the nation's largest city radio market since February 1, 1996, over its 1660 kHz frequency. The STA frequency is located in a portion of the spectrum referred to as the expanded band ("Expanded Band") recently allocated by the Federal Communications Commission (the "FCC") and assigned to certain AM broadcasters in order to implement Congressional policy. REI and other Expanded Band licensees are expected to be allowed to operate on both their original frequencies and the Expanded Band frequencies for a period of five years, after which time the licensee must elect which frequency on which it will continue broadcasting. There can be no assurance that REI will ever receive a permanent license to an Expanded Band frequency, and failure to obtain such a license would leave the Company broadcasting from only the existing licensed frequency, which at 1 kw power does not cover the New York City market, thereby resulting in a substantial diminution of the value of the Company's investment in REI. Most radio receivers produced prior to 1990 cannot receive Expanded Band frequencies.


    DISNEY/ABC LITIGATION. In November 1995, the Company entered into an Operations Agreement with ABC pursuant to which ABC's affiliate development and national advertising sales staffs would augment the Company's efforts to market the Radio AAHS format to broadcasters and advertisers. The parties operated under the Operations Agreement until July 25, 1996, when ABC notified the Company that ABC would terminate such agreement effective October 24, 1996. Following the termination by ABC of the Operations Agreement, the Company filed a lawsuit in the United States District Court for the District of Minnesota against The Walt Disney Company and ABC for injunctive relief and to recover damages for their alleged attempts to misappropriate the Company's confidential information and trade secrets acquired through their strategic relationship with the Company in order to unfairly compete with the Company in the children's radio market. As a result of the termination by ABC of its Operations Agreement with the Company, the Company has had to rebuild its own affiliate development and national advertising sales staff and is in the process of rebuilding that capability. The Company has commenced rebuilding of its national sales and affiliate development organizations and has hired eight individuals to staff its national sales and affiliate development departments. The Company expects to have its national sales and affiliate development programs in place during the first half of 1997. The Company is, however, unable to determine the full impact of damages it has sustained as a result of the actions by ABC, which are the basis of the Company's claims in the Disney/ABC litigation. Further, there can be no assurance that the Company will be able to rebuild its national sales and affiliate developmenet organizations or that it will prevail in the Disney/ABC litigation or recover any of the damages sought. Such litigation is costly to the Company and legal fees and costs associated with the litigation have reduced and may continue to reduce the Company's working capital. Further, the Company may issue securities to finance the litigation which could result in dilution to the Company's existing shareholders.

    COMPETITION. The Company currently derives the majority of its revenue from the sale of local radio advertising time on its owned and operated stations to advertisers in their respective metropolitan markets and faces substantial competition from other radio and television stations as well as other media in those markets. Factors contributing to the Company's ability to attract local advertisers include the success of a station in attracting listeners and the perceived quality of the Company's programming. There can be no assurance that the Company can successfully compete for listeners and advertising revenues with other radio and television networks and other entertainment organizations. The Company may also experience competition from developing technologies in the radio industry.

    In addition to the Company's current competition for local advertising, the Company also competes for network advertising. Disney has commenced test broadcasting of its own children's radio programming in four U.S. markets, thereby entering into direct competition with the Company. Further, other entertainment organizations, including but not limited to radio syndicators and radio stations, many of which have greater resources than the Company, could develop a children's radio format similar to Radio AAHS. Although radio stations must be licensed by the FCC, there are no significant impediments to the entry of new competitors into the Company's markets.
While the Company continues to seek protection for its original programming, where appropriate, under applicable copyright and trademark laws, the Radio AAHS format can be and has been imitated by others seeking to enter the children's radio field.

    VOLATILITY OF MARKET PRICE OF COMMON STOCK. The market price of the Company's Common Stock has been subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or its competitors, conditions in the economy in general or in the radio industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the radio industry. During fiscal year 1996, the market price of the Company's Common Stock has ranged from a high of $14.00 on January 31 and February 22, 1996 to a low of $3.25 on November 20, 1996. There can be no assurance that purchasers of the Shares can sell the Shares at or above the prices at which they were purchased.


    IMPACT OF SALE OF SHARES; SHARES ELIGIBLE FOR FUTURE SALE. The Company had approximately 6.0 million shares of Common Stock outstanding as of December 31, 1996, and had warrants and options outstanding to purchase additional Common Stock outstanding totaling approximately 2.6 million common shares exercisable at prices ranging from $2.20 to $13.80 per share. On July 11, 1996, the Commission declared effective the Company's Registration Statement on Form S-3 which registered for a secondary offering 1.6 million common shares. On November 15, 1996, the Commission declared effective the Company's Registration Statement on Form S-3, as amended, which registered for a secondary offering 1.1 million common shares. The sale of such shares, the Common Stock offered pursuant to this Prospectus, and the sale of additional Common Stock which may become eligible for sale in the public market from time to time upon exercise of warrants and stock options could have the effect of depressing the market prices for the Company's Common Stock.


    RELIANCE ON CURRENT MANAGEMENT. The Company is dependent on the management services of its current management team. If the Company were to lose the services of these individuals, its business could be adversely affected. Most of the members of the Company's current senior management team are not subject to employment contracts with the Company. The Company does not maintain insurance on the lives of its key employees.


    POTENTIAL CONFLICTS OF INTEREST. The Company leases certain broadcast and office facilities from its President, Christopher T. Dahl, and another director, Richard W. Perkins, and the WWTC and KYCR radio transmission tower site from Mr. Dahl. The Company also shares with Community Airwaves Corporation ("CAC"), a corporation owned by the Company's President, Christopher T. Dahl, a director, Richard W. Perkins, and a shareholder, Russell Cowles II, certain management services which are provided by another entity, Radio Management Corporation, owned by Messrs. Dahl, Perkins and Cowles. The management services consist of administrative, legal and accounting services. Such arrangements present potential conflicts of interest in connection with the pricing of services provided. In addition, CAC may acquire interests in additional stations. Such ownership would, under current FCC regulations, limit the number of additional radio stations which the Company may acquire. In addition, the Company has entered into an agreement with CAC whereby the Company is required to obtain the consent of CAC for any acquisition of an FM station or of an AM station located outside the largest 125 U.S. markets. Such agreement may result in conflicts of interest with members of the Company's management and could be detrimental to the Company.


    FCC REGULATION. Although the radio broadcast licenses of the stations owned by the Company are already granted, their continuation and the continued validity of any RBL acquired by the Company depend upon compliance with the laws, rules and regulations of the FCC. The FCC can revoke licenses for serious misconduct, subject to the right to an evidentiary hearing, or it may fail to renew a license or impose monetary fines for breach of its rules.
 Neither the Company nor CAC has ever been denied any FCC license or renewal, or had a fine imposed by the FCC. In recent years, a number of competing applications and formal and informal objections have been filed with respect to broadcast renewal applications. Even though the vast majority of all license renewal applications are granted, and under the Telecommunication Act of 1996 (the "1996 Act") competing applications in license renewal proceedings are no longer allowed, there can be no assurance that renewal of the Company's licenses will be granted. Furthermore, approvals are required for the transfer of ownership. Three directors and attributable shareholders of the Company have interests in AM and FM radio stations unrelated to the Company. Under current FCC regulations, these interests are attributed to the Company and may limit the markets in which the Company can acquire stations. The 1996 Act eliminated the limit upon the number of stations that can be under common ownership or control nationally. Local ownership was substantially relaxed according to market size. See "Risk Factors -- Risks Related to Acquisition of Radio Elizabeth."

    ANTI-TAKEOVER PROVISIONS. The Board of Directors, without any action by the Company's shareholders, has the authority to issue the remaining undesignated and unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. The Company is subject to certain provisions of the Minnesota Business Corporation Act which limit the voting rights of shares acquired in "control share acquisitions" and restrict certain "business combinations." Such provisions, as well as the ability to issue undesignated shares, could have the effect of deterring or delaying a takeover or other change in control of the Company, deny shareholders the receipt of a premium on their Common Stock and depress the market price of the Company's Common Stock.

    CONTROL BY PRINCIPAL SHAREHOLDERS. Approximately 34% of the Company's outstanding Common Stock is beneficially owned by the Company's current officers and directors. Accordingly, such persons may be able to significantly influence the Company's business and affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

    NO ASSURANCE AS TO LIQUIDITY ON THE NASDAQ NATIONAL MARKET SYSTEM. The Common Stock is currently listed on the Nasdaq National Market System. There can be no assurance that the Common Stock will be actively traded on such market or that, if active trading does develop, it will be sustained.


    ABSENCE OF DIVIDENDS. The Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The declaration or payment by the Company of dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. The declaration or payment by the Company of dividends is also subject to the Company's Credit Agreement with Foothill. Without Foothill's prior written consent, the Company cannot make any distribution or declare or pay any cash dividends.

                         SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth certain selected historical consolidated financial information for the Company. The income statement and balance sheet data for the Company included in the selected consolidated financial data for each of the five years in the period ended December 31, 1995 are derived from the audited consolidated financial statements of the Company for such five-year period. The selected financial data for the nine-month periods ended September 30, 1996 and 1995 are derived from the unaudited consolidated financial statements of the Company for such periods. All financial data derived from unaudited financial statements reflect, in the opinion of the Company's management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. The data set forth in the table should be read in conjunction with the consolidated financial statements of the Company, and the related notes thereto, incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                                                                                             Nine Months Ended
                                                     Years Ended December 31                                    September 30
                             -----------------------------------------------------------------------      -----------------------
                                1991           1992             1993           1994           1995           1995          1996
                             ---------      ---------        ---------      ---------      ---------      ---------     ---------
                                        (in thousands, except share and per share data)                 (in thousands, except share
                                                                                                            and per share data)
STATEMENT OF OPERATIONS
 DATA:

Net Revenue:
 Owned, operated and
  LMA stations(1)             $    716       $    734         $  2,263       $  3,799       $  4,047       $  3,067      $  2,898
 Network                            --              7              253            589          1,059            818         1,034
                              --------       --------         --------       --------       --------       --------      --------

 Total net revenue                 716            741            2,516          4,388          5,106          3,885         3,932

Operating Expenses:
 Owned, operated and
  LMA stations(1)                  953          1,309            3,175          5,070          4,955          3,808         3,349
 Network                            --            369            1,413          1,541          2,593          1,784         2,464
 Corporate                          --            195            1,007          1,692          1,521          1,170         1,403
 Depreciation and
  amortization                      56             77              192            516            937            714         1,574
 Write off of
  deferred warrant
  expense                           --             --               --             --             --             --         1,662
                              --------       --------         --------       --------       --------       --------      --------

 Total operating
  expenses                       1,009          1,950            5,787          8,819         10,006          7,476        10,452
                              --------      ---------         --------       --------       --------       --------      --------

Loss from operations              (293)        (1,209)          (3,271)        (4,431)        (4,900)        (3,591)       (6,520)
Interest expense, net
 of interest income                 59             47              (24)            88          1,208            960           162
                              --------       --------         --------       --------       --------       --------      --------
Net loss                      $   (352)      $ (1,256)        $ (3,247)      $ (4,519)      $ (6,108)      $ (4,551)     $ (6,682)
                              --------       --------         --------       --------       --------       --------      --------
                              --------       --------         --------       --------       --------       --------      --------
Net loss per share            $   (.70)      $  (1.27)        $  (1.39)      $  (1.69)      $  (2.22)      $  (1.69)     $  (1.52)
                              --------       --------         --------       --------       --------       --------      --------
                              --------       --------         --------       --------       --------       --------      --------
Weighted average
 number of shares              501,500        991,000        2,330,500      2,703,500      2,815,500      2,696,500     4,470,500

BALANCE SHEET DATA:

Working capital (deficit)     $   (454)      $ (1,128)        $  1,366       $ (3,472)      $ (4,421)      $ (3,398)     $    908
Total assets                       615          1,110            8,603         10,485         13,327          9,430        26,178
Total debt and capital
 leases (including current
 portion)                          620          1,001              225          3,835          5,809          3,425         2,303
Shareholders' equity (deficit)    (538)          (441)           7,540          3,070          3,487          2,310        20,082

(1) Includes stations owned and operated by the Company as well as stations owned by third parties but operated under a LMA.

                             DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES


    The Company's Articles of Incorporation authorize it to issue up to 50 million shares with a par value of $.02 per share. As of December 31, 1996, approximately 6.0 million shares of Common Stock were issued and outstanding and approximately 2.6 million shares of Common Stock were reserved for issuance pursuant to options, restricted stock grants and warrants. The remaining shares are undesignated.


COMMON STOCK

    Except for the non-voting shares, no share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock, other than non-voting shares, are entitled to one vote for each share held of record at each meeting of shareholders. The non-voting shares may become shares with full voting rights at such time as they are transferred by the current holder. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is and the stock offered by the Company hereby upon payment therefor will be, fully paid and nonassessable.

    The Board of Directors of the Company has the authority to issue the remaining unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could also be issued to deter or delay a takeover or other change in control of the Company.

    Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

NON-VOTING COMMON STOCK

    The Company issued 189,041 shares of non-voting Common Stock in April 1992. All non-voting stock was issued in order to avoid attribution of interests under FCC regulations, and is convertible to voting stock on a share for share basis if such conversion would not result in FCC attribution of interests.

CONVERTIBLE PREFERRED STOCK

    The Company's Articles of Incorporation authorize the Company's Board of Directors, without further shareholder action, to issue shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock.


    Although there is no current intention to do so, the Board of Directors of the Company may, without shareholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

MINNESOTA ANTI-TAKEOVER LAWS

    The Company is governed by the provisions of Section 302A.671 and 302A.673 of the Minnesota Business Corporation Act Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. In general,
Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock of the Company is Norwest Bank Minnesota, National Association, St. Paul, Minnesota.

                            DESCRIPTION OF DEBT SECURITIES


    The terms of the Debt Securities offered by any Prospectus Supplement or Post-Effective Amendment will be described in the Prospectus Supplement or Post-Effective Amendment relating to such Debt Securities. Reference is made to the Prospectus Supplement or Post-Effective Amendment relating to the particular series of Debt Securities offered thereby for a description of the following terms or additional provisions of the Debt Securities: (1) the title of the Debt Securities; (2) whether the Debt Securities are senior Debt Securities or subordinated Debt Securities; (3) any limit on the aggregate principal amount of the Debt Securities; (4) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (5) the date or dates on which the Debt Securities will mature; (6) the rate or rates per annum at which the Debt Securities will bear interest, if any, and the date from which any such interest will accrue; (7) the interest payment dates on which any such interest on the Debt Securities will be payable; (8) the date, if any, after which and the price or prices at which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part; (9) the denominations in which the Debt Securities will be issuable; (10) any index used to determine the amount of payments of the principal of (and premium, if any) and interest on the Debt Securities and the manner in which such amounts shall be determined; (11) the terms pursuant to which the Debt Securities are subject to defeasance; and (12) any other terms of the Debt Securities. The Debt Securities will not be issued pursuant to an indenture between the Company and a trustee. The debt securities will be issued pursuant to an exemption from compliance with the Trust Indenture Act of 1939. Persons acquiring Debt Securities will not, therefore, have the benefits, if any, available to holders of debt securities under the Trust Indenture Act of 1939. Any such Prospectus Supplement or Post-Effective Amendment will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities.

                                  LEGAL MATTERS

    The validity of the Securities offered hereby and certain legal matters pertaining to the Company, including matters incorporated herein by reference relating to the regulation of the Company by the FCC and related matters, were passed upon on behalf of the Company by Lance W. Riley, Esq., Secretary and General Counsel to the Company.

                                       EXPERTS

    The consolidated financial statements as of December 31, 1994 and 1995 and for each of the three years in the three-year period ended December 31, 1995 of Children's Broadcasting Corporation, incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their reports thereon (which contain an explanatory paragraph with respect to substantial doubt about the Company's ability to continue as a going concern and management's plans described in
Note 2 to the consolidated financial statements). Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Radio Elizabeth, Inc. for the eleven months ended March 31, 1996 and 1995 and for the years ended April 30, 1993, 1994 and 1995, incorporated by reference in this Prospectus have been audited by Smolin, Lupin & Co., P.A., Certified Public Accountants, independent auditors, as set forth in their report thereon. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Wolpin Broadcasting Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Kleiman, Carney & Greenbaum, Certified Public Accountants, independent auditors, as set forth in their report thereon. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                ADDITIONAL INFORMATION

    Certain information relating to executive compensation, principal securities holders, certain relationships and related transactions, and other matters concerning the Company is included or incorporated by reference in the Company's Annual Report on Form 10-KSB filed with the Commission and incorporated herein by reference. A copy of the Company's most recent Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB accompanies this Prospectus.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                                _____________________

                                  TABLE OF CONTENTS

                                _____________________

                                                       PAGE

Available Information                                    2
Incorporation of Certain Documents by Reference          2
Prospectus Summary                                       4
     The Company                                         4
     Broadcast Strategy                                  5
     Recent Financing                                    6
     Purpose of Offering                                 6
     Use of Proceeds                                     7
Risk Factors                                             8
Selected Consolidated Financial Data                    13
Description of Capital Stock                            14
Description of Debt Securities                          15
Legal Matters                                           15
Experts                                                 15
Additional Information                                  16


                               CHILDREN'S BROADCASTING
                                     CORPORATION




                                   5,000,000 SHARES
                                     COMMON STOCK

                                      $5,000,000
                                   PROMISSORY NOTES








                                 ____________________

                                      PROSPECTUS
                                 ____________________





                                  ____________, 1997

                  PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant is a Minnesota corporation. Reference is made to Minnesota Statutes Section 302A.521 which provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

    Article 6.2 of the Company's Amended and Restated Bylaws, as amended, provides that directors, officers, employees and agents, past or present, of the Company, and persons serving as such of another corporation or entity at the request of the Company, shall be indemnified by the Company for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted under Minnesota Statutes 302A.521.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

*   3.1       Articles of Incorporation, as amended and restated.
**  3.2       By-laws, as amended and restated.
    4         The form or forms of Debt Securities which may be issued by the
              Registrant will be filed as an exhibit to a Current Report of the Registrant on Form 8-K.

+   5         Opinion of Lance W. Riley, Esq.

*** 13        Form 10-QSB for the fiscal quarter ended September 30, 1996.

+   23.1      Consent of Lance W. Riley, Esq. (included in Exhibit 5).

    23.2      Consent of Ernst & Young LLP.
    23.3      Consent of Smolin, Lupin & Co., P.A., Certified Public
              Accountants.
    23.4      Consent of Kleiman, Carney & Greenbaum, Certified Public
              Accountants.

+   24        Power of Attorney (included on signature page to Registration
              Statement).

______________________

* Incorporated by reference from the Registrant's Registration Statement on Form S-2 (Registration No. 33-80721).
** Incorporated by reference from the Registrant's Registration Statement on Form S-18 (Registration No. 33-44412C).
*** Specifically incorporated by reference in the Prospectus.  See
    "Incorporation of Certain Documents by Reference."

+   Previously filed.


ITEM 22.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

         (iii) To include any additional or changed material information on the plan of distribution.

    (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

    (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions summarized in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                      SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on February 3, 1997.



                                        CHILDREN'S BROADCASTING CORPORATION


                                        By /S/ CHRISTOPHER T. DAHL
                                        --------------------------------------
                                               Christopher T. Dahl, President
                                               and Chief Executive Officer




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the dates and in the capacities indicated.



   SIGNATURE                                  TITLE                                    DATE
/S/ CHRISTOPHER T. DAHL            President, Chief Executive                      February 3, 1997
----------------------------       Officer and Director (Principal
    CHRISTOPHER T. DAHL            Executive Officer)

/S/ JAMES G. GILBERTSON            Chief Operating Officer                         February 3, 1997
----------------------------       and Treasurer (Principal
    JAMES G. GILBERTSON            Accounting Officer and
                                   Principal Financial Officer)

            *                      Director
----------------------------
    RICHARD W. PERKINS

            *                      Director
-----------------------------
    RODNEY P. BURWELL

            *                      Director
-----------------------------
    MARK A. COHN

* By: /s/ James G. Gilbertson                                                      February 3, 1997
      -----------------------
      James G. Gilbertson
      Attorney-In-Fact

                                    EXHIBIT INDEX

    NUMBER                   DESCRIPTION

*   3.1       Articles of Incorporation, as amended and restated.

**  3.2       By-laws, as amended and restated.

    4 The form or forms of Debt Securities which may be issued by the Registrant will be filed as an exhibit to a Current Report of the Registrant on Form 8-K.

+   5         Opinion of Lance W. Riley, Esq.

*** 13        Form 10-QSB for the fiscal quarter ended September 30, 1996.

+   23.1      Consent of Lance W. Riley, Esq. (included in Exhibit 5).

    23.2      Consent of Ernst & Young LLP.

    23.3      Consent of Smolin, Lupin & Co., P.A., Certified Public
              Accountants.

    23.4      Consent of Kleiman, Carney & Greenbaum, Certified Public
              Accountants.

+   24        Power of Attorney (included on signature page to Registration
              Statement).

______________________

* Incorporated by reference from the Registrant's Registration Statement on Form S-2 (Registration No. 33-80721).

** Incorporated by reference from the Registrant's Registration Statement on Form S-18 (Registration No. 33-44412C).

*** Specifically incorporated by reference in the Prospectus.  See
    "Incorporation of Certain Documents by Reference."

+   Previously filed.